

June 5, 2020

Barbara Wood
General Counsel
SELLAS Life Sciences Group, Inc.
15 West 38th St., 10th Floor
New York, NY 10018

>   **Re: SELLAS Life Sciences Group, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed May 29, 2020**
>   **File No. 333-238799**

Dear Ms. Wood:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Laura Crotty at (202) 551-7614 with any questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Life Sciences

cc: Daniel Bagliebter